

Mail Stop 3561

March 21, 2016

James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
2700 Colorado Avenue, Suite 5000
Santa Monica, CA 90404

> **Re: Lions Gate Entertainment Corp.**
> **Form 10-K for the Fiscal Year Ended March 31, 2015**
> **Filed May 21, 2015**
> **File No. 001-14880**

Dear Mr. Barge:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure